UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

26 February 2020

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

26 February 2020

Trading Update - Impact of COVID-19 outbreak

When we released our interim results on 30 January 2020, we commented on the expectation of an impact from the Coronavirus (COVID-19) outbreak, which we were not able to quantify at the time.  We are now providing an update on the expected range of the adverse impact in fiscal 2020 of the evolving COVID-19 situation.

As the situation continues to unfold, our primary concern remains the welfare of our colleagues, their families and their local communities and we will continue to provide all support possible. Authorities in China and in other impacted countries have taken strong and decisive action and continue to work tirelessly to contain the spread of the virus.

Public health measures across impacted countries in Asia Pacific, principally in China, have resulted in: restrictions on public gatherings, the postponement of events and the closure of many hospitality and retail outlets. Several countries and many businesses have also imposed restrictions on travel.

It is difficult to predict the duration and extent of any further spread of the COVID-19 outbreak both in and outside of Asia. Based on current information we have made assumptions to estimate the fiscal 2020 impact on the performance of the following businesses:

Greater China:

●    Bars and restaurants have largely been closed and there has been a substantial reduction in banqueting. As the majority of consumption is in the on-trade, we have seen significant disruption since the end of January which we expect to last at least into March.

●    Thereafter, we expect a gradual improvement with consumption returning to normal levels towards the end of fiscal 2020.

On-trade, in other impacted countries in Asia Pacific:

●    The outbreak in several other Asian countries, especially South Korea, Japan and Thailand, has led to events being postponed, a reduction in conferences and banquets, and a drop in tourism which have all impacted on-trade consumption.

●    We expect gradual improvement throughout the fourth quarter of fiscal 2020.

Travel Retail, mainly in the Asia Pacific region:

●    The outbreak has caused a significant reduction in international passenger traffic, especially in Asia.

●    Recovery of passenger traffic is assumed to be gradual, resulting in weaker performance for the remainder of fiscal 2020.

On this basis, we estimate the negative impact in fiscal 2020, on the group's organic net sales and organic operating profit, to be in a range of £225m to £325m and £140m to £200m, respectively, with the timing and pace of recovery determining the impact within these estimated ranges. The COVID-19 situation is dynamic and continues to evolve and these ranges exclude any impact of the COVID-19 situation on other markets beyond those mentioned above. We will continue to monitor the situation closely.

We remain confident in the growth opportunities in our Greater China and Asia Pacific business. We will continue to invest behind our brands, ensuring we are strongly positioned for the expected recovery in consumer demand.

For further information please contact:

Investor Relations:
Vinod Rao	+44 (0) 7834 805 733
Andy Ryan	+44 (0) 7803 854 842
investor.relations@diageo.com

Media Relations:
Dominic Redfearn	+44 (0) 7971 977 759
Jessica Rouleau	+44 (0) 7925 642 561
press@diageo.com

About Diageo
Diageo is a global leader in beverage alcohol with an outstanding collection of brands across spirits and beer categories. These brands include Johnnie Walker, Crown Royal, JeB, Buchanan's and Windsor whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in more than 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

Celebrating life, every day, everywhere

Cautionary statement concerning forward-looking statements
This document contains 'forward-looking' statements.  These statements can be identified by the fact that they do not relate only to historical or current facts.  In particular, forward-looking statements include all statements that express forecasts, expectations, plans, outlook, objectives and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of changes in interest or exchange rates, the availability or cost of financing to Diageo, anticipated cost savings or synergies, expected investments, the completion of any strategic transactions or restructuring programmes, anticipated tax rates, changes in the international tax environment, expected cash payments, outcomes of litigation or regulatory enquiries, anticipated changes in the value of assets and liabilities related to pension schemes and general economic conditions.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo's control.  Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made.  Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo's expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

An explanation of non-GAAP measures, including organic movements, is set out on page 49 of Diageo's interim results for the six months ended 31 December 2019 published on 30 January 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 26 February 2020

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary